TransGlobe Energy Corporation

2005

Second Interim Report

Sea
YEMEN
Gulf of Aden

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six months ended June 30, 2005. All dollar values are expressed in United States dollars unless otherwise stated. Conversion of natural gas to oil is made on the basis of 6,000 cubic feet of natural gas being equivalent to one barrel of oil.

HIGHLIGHTS

•	Net income in Q2-2005 of $3,474,000 ($0.06 per share)
•	Cash flow in Q2-2005 of $7,263,000 ($0.12 per share)
•	Working capital of $7,784,000 with no debt
•	Block S-1 pipeline completed
•	Block 72 Production Sharing Agreement (“PSA”) fully approved
•	Canadian drilling 100% successful (7 wells drilled)
•	Expansion of Capital Budget to $38 million

TRANSGLOBE ENERGY CORPORATION

Corporate Summary
The Company’s total production during the first six months of 2005 averaged 4,772 Boepd, a 55% increase from the first six months of 2004 (3,077 Boepd). Increases in Block S-1 production were offset by natural declines in Block 32. Also, in Canada there was reduced production during the second quarter due to gas plant annual maintenance shut downs. Total Company production during the second half of 2005 is expected to average 6,300 Boepd with increases expected from Block S-1, from Canada and with flat production expected from Block 32. The Company plans to participate in an additional 30 wells during the remainder of 2005. Exploration operations are now progressing on Block 72 in Yemen and the Nuqra Block in Egypt. It is anticipated these projects will begin drilling in the second half of 2006.

FINANCIAL AND OPERATING UPDATE

($000’s except per share, price and volume amounts)	Three Months Ended June 30			Six Months Ended June 30
Financial	2005	2004	Change	2005	2004	Change
Oil and gas sales	17,911	9,670	85%	36,774	17,567	109%
Oil and gas sales, net of royalties	11,778	5,779	104%	25,322	11,647	117%
Operating expense	2,371	1,352	75%	4,822	2,479	95%
General and administrative expense	525	440	19%	1,258	759	66%
Stock-based compensation	99	368	(73)%	450	478	(6)%
Depletion, depreciation and accretion expense	3,768	1,934	95%	7,702	3,548	117%
Income taxes	1,544	1,220	27%	3,125	1,779	76%
Cash flow from operations	7,263	2,749	164%	16,331	6,636	146%
Basic per share	0.13	0.05		0.28	0.12
Diluted per share	0.12	0.05		0.27	0.12
Net income	3,474	447	677%	7,980	2,610	206%
Basic per share	0.06	0.01		0.14	0.05
Diluted per share	0.06	0.01		0.13	0.05
Capital expenditures	8,605	5,591	54%	12,245	7,651	60%
Working capital				7,784	1,780	337%
Common shares outstanding
Basic (weighted average)				57,497	54,072	6%
Diluted (weighted average)				60,076	56,519	6%

Production and Sales Volumes
Total production (Boepd) (6:1) *	4,658	3,389	37%	4,772	3,077	55%
Total sales (Boepd) (6:1) *	4,375	3,103	41%	4,678	2,931	60%
Oil and liquids sales (Bopd)	3,835	2,751	39%	4,096	2,588	58%
Average price ($ per barrel)	46.05	34.64	33%	44.46	33.12	34%
Gas sales (Mcfpd)	3,243	2,114	53%	3,494	2,061	70%
Average price ($ per Mcf)	6.22	5.09	22%	5.99	5.18	16%
Operating expense ($ per Boe)	5.96	4.79	24%	5.69	4.65	22%
* Difference in production and sales volumes result from inventory changes at Block S-1, Yemen

SECOND INTERIM REPORT

OPERATIONS UPDATE

Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
During the quarter, one producing Lam oil well (An Nagyah #15) was drilled and one exploration well (Wadi Markhah #1) was drilling at quarter end. The An Nagyah #15 well was tested from a 747 meter horizontal Lam A section at a rate of 2,625 barrels of light (43 degree API) oil per day, 84 barrels of water per day and 2.3 million cubic feet of natural gas per day on a 48/64 inch choke at 575 psi flowing pressure. This is the third horizontal well drilled in the An Nagyah field.

The exploration well, Wadi Markhah #1, which commenced drilling on April 26, 2005, was drilled to a total depth of 2,404 meters. The well was cased to evaluate hydrocarbon shows in the Azal, Lam, Shuqra and Kohlan/Basement formations. Four zones encountered light oil (Kholan/Basement, Shuqra, Lam and Azal). The Basement/Kholan and the Shuqra tested oil in non-commercial quantities and the Lam was not tested as logs indicated the tests would probably produce non-commercial oil also. The upper portion of the well (Azal formation) behind surface casing has been suspended. The light 38 degree API oil and gas shows observed in the upper Azal formation are expected to be tested at a later date utilizing a workover completion rig. The Wadi Markhah well results have provided encouragement for further exploration in the southern portion of Block S-1. Additional 3-D seismic over the south portion of the Block will be required prior to new exploration drilling.

A development horizontal well is currently being drilled at An Nagyah #16. It is expected that 2 to 3 more wells will be drilled prior to year end. The majority of the wells will be horizontal development/appraisal wells in the An Nagyah field area to optimize field recoveries and to increase production rates. In addition to An Nagyah Lam A horizontal development wells, it is expected that a horizontal well will be drilled to develop the Lam B oil pool tested in the An Nagyah #3 well. The Company currently has sixteen exploration prospects mapped and anticipates that several of these will be drilled over the next year.

Production equipment was installed at Harmel #1 and Harmel #2 in late March. The initial Harmel #1 production rate of approximately 100 bopd has declined to a rate of less than 25 Bopd. The Harmel #2 well encountered a poorer quality reservoir and has less productive capacity than the Harmel #1 well. Although the production rates are disappointing, it is expected that new wells will be drilled targeting deeper prospects (Alif and Basement) on the Harmel structure. These wells could provide additional reservoir information on the shallow medium gravity oil (22 degree API) pool. The Harmel pool (600 to 800 meters in depth) encompasses fifteen square miles as defined by 3-D seismic and represents a potentially significant accumulation of oil in place. The shallow zones require several more wells (vertical and/or horizontal) to fully evaluate the economic viability of the oil accumulation.

The 3-D seismic survey shot in 1999 in the An Naeem area was reprocessed during the second quarter of 2005. Remapping the An Naeem area has identified several drillable prospects. One of the more interesting prospects is the re-emergence of a potential oil rim on the An Naeem field. Occidental (Block 20) and Jannah Hunt (Block 18) have recently announced Alif oil discoveries on what appears to be a structurally lower extension of the An Naeem gas condensate discoveries (An Naeem #1, #2 and #3) made on Block S-1. Based on preliminary remapping of the reprocessed An Naeem 3-D seismic, the potential Alif oil pool could extend on to Block S-1. The offsetting oil discoveries have improved the potential of a number of Alif exploration targets around the An Naeem structural complex previously thought to be gas condensate prospects. In addition to the Alif prospects there are several Basement prospects now identified on the better quality reprocessed seismic data. TransGlobe encountered oil shows in fractured Basement at Harmel #1, which is a key indicator of Basement oil potential in other areas of Yemen.

Production
Production from Block S-1 averaged 8,164 Bopd (2,041 Bopd to TransGlobe) during the second quarter, up from 7,332 Bopd during the first quarter, due to increased trucking and production capacity. The 30 kilometer (18 mile) pipeline connecting the producing An Nagyah field with the Jannah Hunt operated Halewah production facility and export pipeline was completed on June 30, 2005. Startup and commissioning commenced on July 1 with oil arriving at the Halewah facilities on July 5. With the pipeline operational and additional development horizontal wells scheduled, it is expected that production will reach 10,000 to 12,000 Bopd (2,500 to 3,000 Bopd to TransGlobe) for the balance of the year. Operating costs are expected to reduce by approximately $1.50 per barrel with the pipeline operational and with trucking operations ceased. The pipeline has an ultimate capacity of 80,000 Bopd so that future discoveries can be placed on stream quickly.

TRANSGLOBE ENERGY CORPORATION

Quarterly 2005 An Nagyah Production (Bopd)	Q-1	Q-2
Gross field production rate	7,332	8,164
TransGlobe working interest	1,833	2,041
TransGlobe net (after royalties)	1,284	1,421
TransGlobe net (after royalties and tax)*	1,146	1,247
* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 32, Republic of Yemen (13.81087% working interest)
Operations and Exploration
During the quarter, the Tasour #18 development well was drilled to a total depth of 2,103 meters and completed as a producing Qishn oil well. The well encountered three upper Qishn sands (S1-A, S1-B and S1-C) in a structurally high position above the original field oil water contact. The well was completed and placed on production as a Qishn S-1C oil producer with an initial production rate of 3,000 Bpd (410 Bpd to TransGlobe) of oil and 1,550 Bpd of water. The remaining zones (S-1B and the main Tasour field S1-A) will be completed in the future to optimize production and to improve field oil recovery. The drilling rig has moved to a non-owned adjacent block for a two to three well program before returning to Block 32 for additional drilling in the fourth quarter of 2005.

A second drilling rig is currently drilling Tasour #19 to appraise the southwest portion of the Tasour field and to evaluate a potential Basement exploration prospect located south of the main Tasour field. The Basement prospect was identified on the 3-D seismic acquired over the Tasour field in 2004 and is analogous to recent Basement oil discoveries in the Masila basin (Nexen’s Block 14, Total’s Block 10 and recently DNO’s Block 43). The Qishn sands were encountered in a structural position above the original field oil/water contact indicating that Tasour #19 could be utilized as a Qishn producer should the Basement prove to be non-productive. It is expected that Tasour #19 will be drilled and evaluated by mid August.

In addition to the Tasour #19 well (Basement exploration/Qishn development) currently drilling, it is expected that a minimum of two additional exploration wells will be drilled prior to year end. Planned wells include a Qishn test at North Hemiar to evaluate a potential oil leg to the Nexen North Hemiar Qishn gas well and a new prospect identified on the new 2-D seismic program acquired north and west of Tasour.

Production
The Tasour field averaged 13,838 Bopd (1,911 Bopd to TransGlobe) during the second quarter 2005, down from 16,167 Bopd in the first quarter, due to natural declines. Late in the second quarter, Tasour #18 was placed on production at a rate of approximately 3,000 Bopd from the Qishn S-1C sand. With the addition of one more development well (Tasour #19) in the third Quarter, it is expected that Tasour production should average approximately 15,000 to 16,000 Bopd (2,070 to 2,210 Bopd to TransGlobe) for the balance of the year. In late 2004, the Joint Venture Group approved the purchase of a diesel topping plant which is on target to be operational during the third quarter of 2005. The diesel topping plant will produce diesel fuel from a portion of the Tasour crude oil. This is expected to stabilize diesel costs and maintain low operating costs which should extend the life of the field.

Quarterly 2005 Tasour Production (Bopd)	Q-1	Q-2
Gross field production rate	16,167	13,838
TransGlobe working interest	2,233	1,911
TransGlobe net (after royalties)	1,567	1,060
TransGlobe net (after royalties and tax)*	1,357	775
* Under the terms of the Block 32 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

SECOND INTERIM REPORT

Block 72, Republic of Yemen (33% working interest)
The Block 72 PSA was ratified by the Yemen parliament on June 18, 2005 and became law following the Presidential decree on July 12, 2005. Block 72 encompasses 1,822 square kilometers (approximately 450,234 acres) and is located in the western Masila Basin adjacent to the billion barrel Nexen Masila Block. The Block 72 Joint Venture Group plans to carry out a seismic acquisition program and the drilling of two exploration wells during the first exploration period of thirty months. An initial 150 kilometer 2-D seismic program is expected to commence in the fourth quarter of 2005, with additional seismic and drilling expected in 2006. Any discoveries made on Block 72 would follow a similar development program to Block 32 whereby a separate oil processing facility and a pipeline would be constructed to connect to the Nexen export pipeline.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)
TransGlobe has recently completed the reprocessing of 3,190 kilometers of existing 2-D seismic data on the Nuqra Block. Mapping of the reprocessed data and preparations for the new seismic acquisition program are underway. A new 800 kilometer 2-D seismic acquisition program has been awarded and is expected to commence in the fourth quarter 2005. The seismic acquisition program was bid jointly with Centurion Energy who holds the exploration concession adjacent to the Nuqra block. The seismic crew is being mobilized and will start on the Centurion block in the third quarter, prior to the Nuqra program. A joint field geological survey with Centurion is also underway to investigate surface outcrops and oil seeps in the Nuqra area. The exploration of the Nuqra Block is being fast tracked and will probably exceed the PSA requirements. It is anticipated that TransGlobe will complete the seismic acquisition by the first quarter of 2006 and will be preparing for a two well drilling program in late 2006. This would complete all the first period and second period PSA commitments ahead of schedule.

Canada
Operations and Exploration
The Canadian 2005 drilling program commenced on May 2nd following spring break-up. Despite wet surface conditions in Alberta, the Company has drilled 7 wells (6.7 net wells) to date, resulting in 4 (3.7 net) gas wells, 2 net oil wells and 1 net potential gas well. All the wells have been drilled in the Nevis/Gadsby area of central Alberta. In June, the Company drilled its first Coal Bed Methane (“CBM”) well in the Nevis area targeting the Horseshoe Canyon coals. The well will be completed and placed on production during the third quarter. If this initial CBM test proves commercial production, the Company has shallow mineral rights in 8 sections of land where an additional 31 CBM wells could be drilled.

The original 2005 budget of 10-15 wells has been expanded significantly to 30-35 wells with an increased land acquisition budget due to the successful well results to date and the strong commodity prices. The drilling will be primarily focused in central Alberta. In 2005, the Company acquired an additional 11,400 net acres. Mineral rights were acquired on two new exploration areas which should be tested later in 2005.

Production
Production in the second quarter averaged 706 Boepd, down from the 821 Boepd in the first quarter due to natural declines and gas plant turnarounds (annual maintenance taking typically two weeks) at Nevis, Twining, Camao and Cherhill. Production has increased significantly and is expected to average 1,280 Boepd in July due to the addition of three of the seven wells drilled in 2005, two workovers and facility modifications. The remaining four wells drilled in the second quarter are expected to be completed and placed on production during the balance of the third quarter. Based on existing wells drilled to date, it is expected that production will average between 1,300 and 1,500 Boepd for the balance of the year, taking into account initial production declines associated with new wells. This estimate does not include any additions that could come from the new drilling campaign planned for August through December.

Quarterly 2005 Canadian Production (Boepd)	Q-1	Q-2
TransGlobe working interest	821	706
TransGlobe net (after royalties)	673	600

TRANSGLOBE ENERGY CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim financial statements for the three and six months ended June 30, 2005 and 2004, the audited financial statements and MD&A for the year ended December 31, 2004 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. All dollar values are expressed in U.S. dollars, unless otherwise stated. The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

This Management’s Discussion and Analysis (MD&A) may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this interim report, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

NON-GAAP MEASURES

Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Net operating income is a non-GAAP measure that represents revenue net of royalties and operating expenses. Management believes that net operating income is a useful supplemental measure to analyse operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

OUTLOOK

TransGlobe has projected a 2005 capital budget of $38 million, up from the initial budget of $32 million.

•	In the first six months of 2005, the Company spent $12.2 million of the capital budget.
•	A remaining portion of the capital budget will be spent on the following:
	-	Drilling and Central Production Facility (“CPF”) at Block S-1, Yemen;
	-	Drilling and diesel topping plant facilities at Block 32, Yemen;
	-	Seismic reprocessing and new seismic acquisition in Egypt;
	-	Seismic acquisition in Q4 at Block 72, Yemen;
	-	Drilling, facilities and land acquisitions in Canada.

TransGlobe has updated cash flow from operations and production estimates for 2005 based on current results and future plans for the balance of the year. The cash flow from operations estimate for 2005 has increased 31% from the previous estimate and is expected to be $42 million ($0.70 per share). This is based on estimated average production volumes of 5,400 to 5,800 Boepd for the year, off slightly from previous estimates (7%), and commodity prices for the balance of 2005 at an average dated Brent oil price of $50.00 per Bbl and an average AECO gas price of C$7.00 per Mcf.

SECOND INTERIM REPORT

SELECTED QUARTERLY FINANCIAL INFORMATION

In the first quarter of each calendar year the Company’s royalty and income tax rate decreases at Block 32, Yemen due to the addition of the recovery of 50% of the capital costs from the prior year as well as 50% of the capital costs from the first quarter. This results in an increase to cash flow from operations and net income in the first quarter of each year. The second through fourth quarters recover 50% of the capital costs incurred with the balance recovered in the first quarter of the following year. The result is a decrease to cash flow from operations and net income compared to the first quarter. A comparison of the second quarter results to the previous year second quarter results may be more relevant.

In Q2-2005 compared to Q1-2005, cash flow from operations decreased 20% to $7,263,000 and net income decreased 23% to $3,474,000 mainly as a result of:

•	Increased royalty and income tax costs at Block 32, Yemen due to the higher cost recovery at Block 32 in Q1-2005, as described above;
•	Decreased sales volumes due to an inventory buildup at Block S-1, Yemen, natural declines at Block 32, Yemen and scheduled plant turnarounds in Canada;
•	Offset in part by increased sales price.

	June 30	Mar. 31	Dec. 31	Sept. 30	June 30
($000’s, except per share, price and volume amounts)	2005	2005	2004	2004	2004
Average production volumes (Boepd)*	4,658	4,887	4,979	4,303	3,389
Average sales volumes (Boepd)*	4,375	4,985	5,384	3,918	3,103
Average price ($/Boe)	44.99	42.04	37.45	37.12	34.25

Oil and gas sales	17,911	18,863	18,548	13,380	9,670

Oil and gas sales, net of royalties	11,778	13,544	11,756	8,227	5,779

Cash flow from operations	7,263	9,070	6,326	4,363	2,749
Cash flow from operations per share
- Basic	0.13	0.16	0.12	0.08	0.05
- Diluted	0.12	0.15	0.11	0.08	0.05

Net income	3,474	4,507	768	2,541	447
Net income per share
- Basic	0.06	0.08	0.01	0.05	0.01
- Diluted	0.06	0.08	0.01	0.04	0.01

Total assets	66,168	61,232	60,522	44,478	38,798
* Difference in production and sales volumes result from inventory changes at Block S-1, Yemen.

RESULTS OF OPERATIONS

In Q2-2005 compared to Q2-2004, cash flow from operations increased 164% to $7,263,000 ($0.13 per basic share and $0.12 per diluted share) compared to $2,749,000 ($0.05 per share, basic and diluted) mainly as a result of:

•	increased sales volumes of 41% from drilling success in both Yemen and Canada;
•	increased commodity prices of 31%;
•	offset in part by increased royalties, operating costs and taxes associated with the increased volumes and pricing.

TRANSGLOBE ENERGY CORPORATION

In Q2-2005 compared to Q2-2004, net income increased 677% to $3,474,000 ($0.06 per share, basic and diluted) compared to $447,000 ($0.01 per share, basic and diluted) mainly as a result of:

•	the above items affecting cash flow also increased net income;
•	decreased stock-based compensation, a non-cash expense;
•	increased depletion, depreciation and accretion associated with the increased volumes.

OPERATING RESULTS

Daily Volumes, Working Interest Before Royalties

			Three Months Ended		Six Months Ended
			June 30		June 30
			2005	2004	2005	2004
Yemen	- Oil production	Bopd	3,952	2,904	4,008	2,599
	- Inventory Change	Bopd	(283)	(286)	(92)	(145)
Yemen	- Oil sales	Bopd	3,669	2,618	3,916	2,454
Canada	- Oil and liquids	Bopd	166	133	181	134
	- Gas sales	Mcfpd	3,243	2,114	3,494	2,061
Total sales		Boepd	4,375	3,103	4,678	2,931

Consolidated Net Operating Results

	Consolidated
	Six Months Ended		Six Months Ended
	June 30, 2005		June 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	36,774	43.43	17,567	28.23
Royalties	11,452	13.52	5,920	9.48
Operating expenses	4,822	5.69	2,479	3.87
Net operating income*	20,500	24.22	9,168	14.88

	Consolidated
	Three Months Ended		Three Months Ended
	June 30, 2005		June 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	17,911	44.99	9,670	34.25
Royalties	6,133	15.41	3,891	13.78
Operating expenses	2,371	5.96	1,352	4.79
Net operating income*	9,407	23.62	4,427	15.68
* Net operating income amounts do not refl ect Yemen income tax expense which is paid through oil allocations with the Ministry of Oil and Minerals (“MOM”) in the Republic of Yemen (Q2-2005 $1,693,000, $4.25/Boe, Q2-2004 - $1,208,000, $4.28/Boe), (Q1 and Q2-2005 - $3,067,000, $3.62/Boe, Q1 and Q2-2004 - $1,767,000, $3.31/Boe) .

SECOND INTERIM REPORT

Segmented Net Operating Results
In 2005 the Company operated in two geographic areas, segmented as the Republic of Yemen and Canada. Also, the Company has startup operations in a third geographic segment, Arab Republic of Egypt. MD&A will follow under each of these segments.

Republic of Yemen

	Six Months Ended		Six Months Ended
	June 30, 2005		June 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	31,609	44.60	14,867	33.29
Royalties	10,598	14.95	5,459	12.22
Operating expenses	3,952	5.58	1,915	4.29
Net operating income*	17,059	24.07	7,493	16.78

	Three Months Ended		Three Months Ended
	June 30, 2005		June 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	15,413	46.17	8,290	34.81
Royalties	5,757	17.24	3,648	15.32
Operating expenses	1,901	5.70	1,053	4.42
Net operating income*	7,755	23.23	3,589	15.07
* Net operating income amounts do not refl ect Yemen income tax expense which is paid through oil allocations with MOM in the Republic of Yemen (Q2-2005 - $1,693,000, $5.07/Boe, Q2-2004 - $1,208,000, $5.07/Boe), (Q1 and Q2-2005 - $3,067,000, $4.32/Boe, Q1 and Q2-2004 - $1,767,000, $3.96/Boe) .

Net operating income in Yemen increased 128% in the first six months of 2005 and 116% in the three months ended June 30 compared to the same periods of 2004 primarily as a result of the following:

•	Oil sales increased 113% for the six months and 86% for the three months ended June 30, 2005 compared to the same periods of 2004 mainly as a result of the following:
	1.	Sales volumes increased 60% for the six months and 40% for the three months ended June 30, 2005 compared to the same periods of 2004 primarily as a result of:
		•	Block S-1 production commencing at the end of Q1-2004;
		•	Block S-1 production increases over the past year due to drilling success and trucking capacity increases;
		•	offset by natural declines at Block 32.

TRANSGLOBE ENERGY CORPORATION

		Six Months Ended	Six Months Ended
Daily Volumes, Working Interest Before Royalties		June 30, 2005	June 30, 2004
		Bopd	Bopd	Change
Block S-1	- production	1,937	285	580%
	- inventory change	(92)	(145)
Block S-1	- sales	1,845	140	1,218%
Block 32	- sales	2,071	2,314	(11)%
Total sales		3,916	2,454	60%

		Three Months Ended	Three Months Ended
Daily Volumes, Working Interest Before Royalties		June 30, 2005	June 30, 2004
		Bopd	Bopd	Change
Block S-1	- production	2,041	565	261%
	- inventory change	(283)	(286)
Block S-1	- sales	1,758	279	530%
Block 32	- sales	1,911	2,339	(18)%
Total sales		3,669	2,618	40%

2.	Oil prices increased 34% for the six months and 33% for the three months ended June 30, 2005 compared to the same periods of 2004.

•	Royalty costs increased 94% for the six months and 58% for the three months ended June 30, 2005 compared to the same periods of 2004 as a result of increased volumes and prices. Royalties as a percent of revenue decreased from 37% to 34% for the six months and from 44% to 37% for the three months ended June 30, 2005 compared to the same periods of 2004 as a result of a significant increase in Block S-1 production which has a lower royalty rate during the maximum cost recovery phase (30% in Q1 and Q2-2005) compared to Block 32 (45% - Q2-2005, 30% - Q1-2005). In the first quarter of each calendar year the Company’s royalty and income tax rate decreases at Block 32, Yemen due to the addition of the recovery of 50% of the capital costs from the prior year as well as 50% of the capital costs from the first quarter.

•	Operating expenses on a Boe basis increased 30% for the six months and 29% for the three months ended June 30, 2005 compared to the same periods in 2004 mainly as a result of the following:

1.	Block 32 operating expenses increased to $5.03 per barrel in the first six months of 2005 compared to $3.98 per barrel in same period of 2004 primarily due to increased diesel costs ($1.53 per bbl in the six months ended June 30, 2005 compared to $0.71 per bbl in the same period of 2004). A plant is being constructed in 2005 to manufacture diesel from produced crude oil which will reduce the cost of purchased diesel. The plant is expected to be commissioned in the third quarter of 2005.

2.	Block S-1 had significantly higher operating costs during the initial trucking phase, averaging $5.90 per barrel during the six months ended June 30, 2005. This is a refl ection of higher costs associated with trucking and higher fixed costs per barrel until volumes are increased when full scale production commences in 2005. Average cost per barrel is expected to be significantly reduced for the remainder of the year. The pipeline was commissioned at the end of Q2-2005 which will allow increased production for the remainder of 2005 and will eliminate trucking costs.

SECOND INTERIM REPORT

Canada

	Six Months Ended		Six Months Ended
	June 30, 2005		June 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	823	46.56	394	34.17
Gas sales ($ per Mcf)	3,788	5.99	1,942	5.18
NGL sales	527	35.25	338	26.13
Other sales	27	-	26	-
	5,165	37.42	2,700	31.05
Royalties	854	6.18	461	5.31
Operating expense	870	6.30	564	6.49
Net operating income	3,441	24.94	1,675	19.25

	Three Months Ended		Three Months Ended
	June 30, 2005		June 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	401	48.53	206	37.49
Gas sales ($ per Mcf)	1,834	6.22	979	5.09
NGL sales	253	37.31	177	26.49
Other sales	10	-	18	-
	2,498	38.89	1,380	31.23
Royalties	376	5.85	243	5.50
Operating expense	470	7.30	299	6.79
Net operating income	1,652	25.74	838	18.94

Net operating income in Canada increased 105% in the six months and 97% in the three months ended June 30, 2005 compared to the same periods of 2004 primarily as a result of the following:

•	Sales increased 91% for the six months and 81% for the three months ended June 30 compared to the same periods of 2004 mainly as a result of the following:

1.	Sales volumes increased 60% for the six months and 46% for the three months ended June 30 as a direct result of the 2004 drilling program.

2.	Commodity prices increased 21% for the six months and 25% for the three months ended June 30 on a Boe basis.

•	Royalty costs on a Boe basis increased 16% for the six months and 6% for the three months ended June 30, 2005 compared to the same periods in 2004. Royalties as a percent of revenue were consistent at 17% in the six months ended June 30, 2005 and 2004.

•	Operating costs remained consistent on a Boe basis decreasing 3% for the six months and increasing 8% for the three months ended June 30, 2005 compared to the same periods of 2004.

TRANSGLOBE ENERGY CORPORATION

GENERAL AND ADMINISTRATIVE EXPENSES (G&A)

	Six Months Ended		Six Months Ended
	June 30, 2005		June 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	1,790	2.12	1,174	2.20
Capitalized G&A	(454)	(0.54)	(366)	(0.69)
Overhead recoveries	(78)	(0.09)	(49)	(0.09)
G&A (net)	1,258	1.49	759	1.42

	Three Months Ended		Three Months Ended
	June 30, 2005		June 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	842	2.12	676	2.40
Capitalized G&A	(262)	(0.66)	(202)	(0.72)
Overhead recoveries	(55)	(0.14)	(34)	(0.12)
G&A (net)	525	1.32	440	1.56

General and administrative expenses increased 66% in the six months ended June 30, 2005 (5% increase on a Boe basis) compared to the same period of 2004 as a result of the following:

•	Personnel and office overhead costs increased due to additional staff;
•	Public company costs increased mainly due to the Company preparing for the new Sarbanes Oxley compliance requirements;
•	Deferred financing costs increased due to the amortization of the loan agreement entered into in Q4-2004; and
•	The strengthening of the Canadian dollar against the US dollar increased G&A costs by $0.11 per Boe.

STOCK-BASED COMPENSATION

Effective January 1, 2004 the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”) section 3870, “Stock-based Compensation and Other Stock-based Payments”. This Canadian accounting standard requires the Company to record a compensation expense over the vesting period based on the fair value of options granted to employees and directors. Non-cash stock-based compensation expense amounted to $450,000 for the six months ended June 30, 2005 compared to $478,000 for the same period in 2004 and $99,000 for the three months ended June 30, 2005 compared to $368,000 for the same period in 2004. The decrease is mainly due to options granted in mid March 2004 which have been fully expensed.

SECOND INTERIM REPORT

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE (DD&A)

	Six Months Ended		Six Months Ended
	June 30, 2005		June 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	6,328	8.93	2,672	5.98
Canada	1,374	9.95	876	10.07
	7,702	9.10	3,548	6.65

	Three Months Ended		Three Months Ended
	June 30, 2005		June 30, 2004
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	3,083	9.23	1,534	6.44
Canada	685	10.66	400	9.04
	3,768	9.47	1,934	6.85

In Yemen, DD&A on a Boe basis increased 49% in the six months and 43% in the three months ended June 30, 2005 compared to the same periods of 2004 primarily as a result of an increased asset base as all the remaining costs associated with the Block S-1 major development project were included in the depletable base, offset by a decreased depletion rate (production over reserves). In Q2-2004, major development project costs of $8,612,000 were excluded from the costs subject to depletion and depreciation representing a portion of the costs incurred in Block S-1.

In Canada, DD&A on a Boe basis increased 18% to $10.66 per Boe in Q2-2005 compared to $9.04 per Boe in Q2-2004 primarily as a result of:

•	Strengthening of the Canadian dollar against the United States dollar which increased DD&A $0.99 per Boe (11%) through currency conversion.

INCOME TAXES

Current income tax expense in Q2-2005 of $1,693,000 (Q2-2004 - $1,220,000) represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the PSA’s on Block 32 and Block S-1. The increase is mainly a result of production start up on Block S-1 and increased oil prices. The income tax rate on the Yemen revenue was 11% in Q2-2005 compared to 15% in Q2-2004. The decrease in the rate is due to Block S-1 being in cost recovery which reduces the tax rate paid to the government (8% at Block S-1 compared to 14% at Block 32).

The future income tax recovery of $149,000 in Q2-2005 relates the recognition of a portion of the future income tax benefits in Canada. Before considering the recognition of the tax benefits, the future income tax expense was $207,000 for the six months ended June 30, 2005 which relates to a non-cash expense for taxes to be incurred in the future as Canadian tax pools reverse. The Company has unrecognized future tax benefits in Canada in the amount of $437,000 which may be recognized in the future with continued drilling successes in Canada.

TRANSGLOBE ENERGY CORPORATION

CAPITAL EXPENDITURES/DISPOSITIONS

	Three Months Ended June 30		Six Months Ended June 30
($000’s)	2005	2004	2005	2004
Republic of Yemen	4,184	2,941	6,674	4,201
Canada	3,895	2,650	4,807	3,450
Arab Republic of Egypt	526	-	764	-
Total capital expenditures	8,605	5,591	12,245	7,651

Capital expenditures in 2005 are mainly comprised of the following:

Block 32, Yemen ($2,184,000)

•	Drilling costs associated with Tasour #15, #16, #17, #18, and #19;
•	Construction costs of the diesel topping plant;
•	Acquisition costs for the seismic program.

Block S-1, Yemen ($4,483,000)

•	Drilling costs associated with An Nagyah #14 and #15, Malaki and Markhah;
•	Costs associated with the commercial development of the An Nagyah field including construction of the pipeline;
•	Workover costs for the re-completion of An Nagyah #2 and #3;
•	Acidization and production testing equipment costs for Harmel #1 and #2 .

Other, Yemen ($7,000)

•	Block 72 geological and geophysical activity.

Canada ($4,807,000)

•	Costs associated with the drilling of 7 wells, completions and tie-ins, mainly in the Nevis/Gadsby area;
•	Costs associated with the completions and tie-ins as part of the 2004 exploration and development program;
•	Other costs related to oil and gas lease acquisitions and seismic acquisitions for future drilling associated with the 2005 and 2006 exploration and development program;
•	Leasehold improvements and office furniture for the new head office.

Nuqra Block 1, Egypt ($764,000)

•	Mainly costs associated with geological and geophysical activity.

OUTSTANDING SHARE DATA

Common Shares issued and outstanding as at June 30, 2005 are 57,995,939.

SECOND INTERIM REPORT

LIQUIDITY AND CAPITAL RESOURCES

Funding for the Company’s capital expenditures in the second quarter of 2005 was provided by cash flow from operations and working capital.

At June 30, 2005 the Company had working capital of $7,784,000, zero debt and an unutilized loan facility of $7,000,000. Accounts receivable decreased due mainly to Block S-1 revenue receivables decreasing $912,000. Block S-1 had two months of production receivable at December 31, 2004 compared to one month of production receivable at June 30, 2005. Oil inventory increased due to Block S-1 inventory increasing to 42,000 barrels at June 30, 2005 from 25,000 barrels at December 31, 2004. Accounts payable decreased due primarily to costs billed in late 2004 related to the An Nagyah facility and pipeline at Block S-1, Yemen that were paid in Q1 of 2005.

The Company expects to fund the balance of its 2005 exploration and development program (remaining budget of $25.8 million) through the use of working capital and cash flow. The use of the Company’s credit facility during 2005 is not expected. If debt were to be utilized it is anticipated to remain within conservative guidelines of a debt to cash flow ratio of less than 0.25:1. Equity financing is not currently required although it may be utilized in the future to accelerate existing projects or to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

	Six Months	Twelve Months
($000’s)	2005	2006	2007	2008	2009

Office and equipment leases	$ 130	$ 255	$ 230	$ 322	$ 341

In March 2005, the Company entered into a contract to sell 2,000 gigajoules (GJ) per day (approximately 2,000 Mcfpd) of natural gas in Canada from April 1 to April 30, 2005 and from June 1 to October 31, 2005 for Cdn$6.95/GJ.

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

Pursuant to the Company’s farm-in agreement on the Nuqra Concession in Egypt, the Company is committed to spend $6 million over the next 5 years to earn its 50% working interest. As part of this commitment the Company issued a $2 million letter of credit on July 8, 2004 to Ganoub El Wadi Holding Petroleum Company which expires on February 14, 2007. This letter of credit is secured by a guarantee granted by Export Development Canada.

On behalf of the Board

Ross G. Clarkson
President & Chief Executive Officer
July 28, 2005

TRANSGLOBE ENERGY CORPORATION

Consolidated Statements of Income and Retained Earnings (Deficit)

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Six Months
	Ended June 30		Ended June 30
	2005	2004	2005	2004

REVENUE
Oil and gas sales, net of royalties	$11,778	$5,779	$25,322	$11,647
Other income	4	-	9	3
	11,782	5,779	25,331	11,650

EXPENSES
Operating	2,371	1,352	4,822	2,479
General and administrative	525	440	1,258	759
Stock-based compensation	99	368	450	478
Foreign exchange (gain) loss	1	18	(6)	(3)
Depletion, depreciation and accretion	3,768	1,934	7,702	3,548
	6,764	4,112	14,226	7,261

Income before income taxes	5,018	1,667	11,105	4,389

Income taxes - future	(149)	-	58	-
- current	1,693	1,220	3,067	1,779
	1,544	1,220	3,125	1,779

NET INCOME	3,474	447	7,980	2,610

Retained Earnings (Deficit), beginning of period	3,821	(4,441)	(685)	(6,604)
RETAINED EARNINGS (DEFICIT), END OF PERIOD	$7,295	$(3,994)	$7,295	$(3,994)

Net income per share (Note 5)
- Basic	$0.06	$0.01	$0.14	$0.05
- Diluted	$0.06	$0.01	$0.13	$0.05

SECOND INTERIM REPORT

Consolidated Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars)

	June 30, 2005	December 31, 2004

ASSETS
Current
Cash and cash equivalents	$7,230	$4,988
Accounts receivable	5,401	6,029
Oil inventory	631	389
Prepaid expenses	172	274
	13,434	11,680
Property and equipment
Republic of Yemen	26,146	26,054
Canada	22,389	19,111
Arab Republic of Egypt	1,755	992
	50,290	46,157
Future income tax assets	2,197	2,299
Deferred financing costs	247	386
	$66,168	$60,522

LIABILITIES
Current
Accounts payable and accrued liabilities	$5,650	$8,841

Asset retirement obligations (Note 3)	1,067	902
	6,717	9,743

SHAREHOLDERS’ EQUITY
Share capital (Note 4)	48,243	47,296
Contributed surplus	1,810	1,593
Cumulative translation adjustment	2,103	2,575
Retained earnings (Deficit)	7,295	(685)
	59,451	50,779
	$66,168	$60,522

Approved by the Board:

TRANSGLOBE ENERGY CORPORATION

Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months		Six Months
	Ended June 30		Ended June 30
	2005	2004	2005	2004
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income	$3,474	$447	$7,980	$2,610
Adjustments for:
Depletion, depreciation and accretion	3,768	1,934	7,702	3,548
Stock-based compensation	99	368	450	478
Future income taxes	(149)	-	58	-
Amortization of deferred financing charges	71	-	141	-
Cash flow from operations, before changes
in working capital	7,263	2,749	16,331	6,636
Change in non-cash working capital	(277)	(67)	1,795	(1,576)
	6,986	2,682	18,126	5,060

FINANCING
Issue of common shares for cash	502	2	714	87
Deferred financing costs	-	-	(2)	-
Changes in non-cash working capital	-	-	(24)	-
	502	2	688	87

INVESTING
Exploration and development expenditures
Republic of Yemen	(4,184)	(2,941)	(6,674)	(4,201)
Canada	(3,895)	(2,650)	(4,807)	(3,450)
Arab Republic of Egypt	(526)	-	(764)	-
Changes in non-cash working capital	862	1,429	(4,298)	1,426
	(7,743)	(4,162)	(16,543)	(6,225)

Effect of exchange rate changes on cash and cash equivalents	(21)	-	(29)	-

NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS	(276)	(1,478)	2,242	(1,078)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,506	4,852	4,988	4,452
CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,230	$3,374	$7,230	$3,374

Supplemental Disclosure of Cash Flow Information:
Cash interest paid	$-	$-	$-	$-
Cash taxes paid - Republic of Yemen	$1,693	$1,220	$3,067	$1,779

SECOND INTERIM REPORT

Notes to the Consolidated Financial Statements
(Unaudited - Expressed in U.S. Dollars)

1. Basis of presentation
The interim consolidated financial statements of TransGlobe Energy Corporation (“TransGlobe” or the “Company”) for the three month and the six month periods ended June 30, 2005 and 2004 have been prepared by management in accordance with accounting principles generally accepted in Canada on the same basis as the audited consolidated financial statements as at and for the year ended December 31, 2004, except as outlined in Note 2. These interim consolidated financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the consolidated financial statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2004.

2. Change in accounting policy
Effective January 1, 2005, CICA Accounting Guideline AcG-15 “Consolidation of Variable Interest Entities” was adopted by the Company. AcG-15 defines a variable interest entity (“VIE”) as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owners lack a controlling financial interest. The guideline requires the enterprise which absorbs the majority of a VIE’s expected gains or losses, the primary beneficiary, to consolidate the VIE.

The adoption of AcG-15 had no effect on the Company’s financial position or results of operations.

3. Asset retirement obligations
The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties:

(000’s)
Asset retirement obligations, December 31, 2004	$902
Liabilities incurred during period	151
Liabilities settled during period	-
Accretion	31
Foreign exchange gain	(17)
Asset retirement obligations, June 30, 2005	$1,067

At June 30, 2005, the estimated total undiscounted amount required to settle the asset retirement obligations was $1,589,000 (2004 - $1,331,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 10 years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

TRANSGLOBE ENERGY CORPORATION

4. Share capital
The Company is authorized to issue an unlimited number of common shares with no par value.

Continuity of common shares (000’s)	Shares	Amount
Balance, December 31, 2004	57,176	$47,296
Share options exercised	820	714
Transfer from contributed surplus related to share options exercised		233
Balance, June 30, 2005	57,996	$48,243

		Weighted Average
	Number of	Per Share
Continuity of stock options (000’s)	Options	Exercise Price
Balance, December 31, 2004	3,462	$1.13
Granted	255	5.55
Exercised	(820)	0.76
Balance, June 30, 2005	2,897	$1.19

Stock-based compensation
Compensation expense of $450,000 has been recorded in the Consolidated Statements of Income and Retained Earnings (Deficit) in 2005 (2004 - $478,000). The fair value of all common share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair value of options granted during 2005 and the assumptions used in their determination are as noted below:

	Three Months Ended	Six Months Ended
	June 30, 2005	June 30, 2005
Weighted average fair market value per option (Cdn$)	2.75	2.90
Risk-free interest rate (percent)	3.53	3.60
Expected life (years)	4.00	4.00
Volatility (percent)	66.00	65.37
Expected annual dividend per share	-	-

5. Per share amounts
The weighted average number of common shares and diluted common shares outstanding during the six months ended June 30, 2005 was 57,497,000 (2004 - 54,072,000) and 60,076,000 (2004 - 56,519,000), respectively, and during the three months ended June 30, 2005 was 57,741,000 (2004 - 54,096,000) and 60,084,000 (2004 - 56,554,000), respectively.

SECOND INTERIM REPORT

6. Segmented information

	Three Months		Six Months
	Ended June 30		Ended June 30
(000’s)	2005	2004	2005	2004
Oil and gas sales, net of royalties
Republic of Yemen	$ 9,656	$ 4,642	$ 21,011	$ 9,408
Canada	2,122	1,137	4,311	2,239
	11,778	5,779	25,322	11,647
Operating expenses
Republic of Yemen	1,901	1,053	3,952	1,915
Canada	470	299	870	564
	2,371	1,352	4,822	2,479
Depletion, depreciation and accretion
Republic of Yemen	3,083	1,534	6,328	2,672
Canada	685	400	1,374	876
	3,768	1,934	7,702	3,548
Segmented income before the following:
Republic of Yemen	4,672	2,055	10,731	4,821
Canada	967	438	2,067	799
	5,639	2,493	12,798	5,620
Other income	4	-	9	3
General and administrative	525	440	1,258	759
Stock-based compensation	99	368	450	478
Foreign exchange (gain) loss	1	18	(6)	(3)
Income taxes	1,544	1,220	3,125	1,779
Net income	$ 3,474	$ 447	$ 7,980	$ 2,610

7. Commitments
In March 2005, the Company entered into a contract to sell 2,000 gigajoules (GJ) per day (approximately 2,000 Mcfpd) of natural gas in Canada from April 1 to April 30, 2005 and from June 1 to October 31, 2005 for Cdn$6.95/GJ.

TRANSGLOBE ENERGY CORPORATION

CORPORATE INFORMATION

DIRECTORS, OFFICERS AND SENIOR MANAGEMENT	TRANSFER AGENT AND REGISTRAR

Robert A. Halpin[1,2,3]	Computershare Trust Company of Canada
Director, Chairman of the Board	Calgary, Toronto, Vancouver

Ross G. Clarkson	LEGAL COUNSEL
Director, President & CEO
Burnet, Duckworth & Palmer
Lloyd W. Herrick[2]	Calgary, Alberta
Director, Vice President & COO
BANKER
Erwin L. Noyes[2,3,4]
Director	Standard Bank PLC
London, England
Geoffrey C. Chase[1,2,4]
Director	AUDITOR

Fred J. Dyment[1,3,4]	Deloitte & Touche LLP
Director	Calgary, Alberta

David C. Ferguson	EVALUATION ENGINEERS
Vice President, Finance, CFO & Secretary
DeGolyer and MacNaughton Canada Limited
Edward Bell	Calgary, Alberta
Vice President, Exploration
EXECUTIVE OFFICES
1. Audit Committee	TransGlobe Energy Corporation
2. Reserves Committee	#2500, 605-5th Avenue S.W.
3. Compensation Committee	Calgary, Alberta, Canada, T2P 3H5
4. Governance and Nominating Committee
Telephone: (403) 264-9888
STOCK EXCHANGE LISTINGS	Facsimile: (403) 264-9898
TSX: TGL	Website: www.trans-globe.com
AMEX: TGA	E-mail: trglobe@trans-globe.com

The above includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

SECOND INTERIM REPORT

EGYPT
Nile R.
Lake Nasser
Nile R.
Red

TransGlobe Energy Corporation
Suite 2500, 605 - 5th Avenue, S.W.,
Calgary, Alberta, Canada, T2P 3H5